Novartis AG Postfach 4002 Basel Switzerland

May 17, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Novartis AG
Form 20-F for Fiscal Year Ended December 31, 2011
Filed January 25, 2012
File No. 001-15024

Dear Mr. Rosenberg:

We are in receipt of your letter addressed to Jonathan Symonds, our former Chief Financial Officer, dated May 3, 2013.  As agreed in a May 15, 2013 telephone call between Barry Rosenfeld, of our affiliate Novartis Corporation, and Frank Wyman, Staff Accountant at SEC, we will respond to your letter on or before May 31, 2013.

Respectfully submitted,

Novartis AG

/s/ HARRY KIRSCH	/s/ FELIX R. EHRAT
Harry Kirsch	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group